Correspondence

OpGen, Inc.
708 Quince Orchard Road, Suite 205
Gaithersburg, MD 20878

July 11, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
 Attention:  John Reynolds

Re:	OpGen, Inc. Registration Statement on Form S-1 File Number 333-218392

Ladies and Gentlemen:

On behalf of OpGen, Inc., (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 5:00 p.m. on July 12, 2017, or as soon thereafter as is practicable.
Please direct any questions regarding the foregoing to the undersigned at (301) 869-9683 or to Mary J. Mullany at (215) 864-8631.
Sincerely,
By:	/s/ Timothy C. Dec
Timothy C. Dec Chief Financial Officer OpGen, Inc.

cc:	Mary J. Mullany, Esq. Ruairi J. Regan, SEC David Link, SEC Merav Gershtenman, H.C. Wainwright

July 11, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:	OpGen, Inc. Registration Statement on Form S-1 (Registration No. 333-218392) - Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as placement agent for the referenced offering, hereby concurs in the request by OpGen, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 P.M. (Eastern Time), or as soon as practicable thereafter, on July 12, 2017, pursuant to Rule 461 under the Securities Act.  Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.
Very truly yours, H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark W. Viklund
Name: Mark W. Viklund
Title: Chief Executive Officer

430 Park Avenue | New York, New York 10022 | 212.356.0500
Security services provided by H.C. Wainwright & Co., LLC | Member: FINRA/SIPC